U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Barnard                             Petrus                  J.
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   (Last)                           (First)             (Middle)
3102 West End Avenue
Suite 1100
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                                    (Street)

Nashville                              TN                37203
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

UCR

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

05/31/2001

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5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Executive Vice President - Global Electrode Supply Chain
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                          5/17/01         M               10,000      A     $7.60                    D
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Common Stock                          5/17/01         S                  300      D     $12.91                   D
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Common Stock                          5/17/01         S                9,700      D     $12.85    11,354         D
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Common Stock                                                                                       3,785         I         (1)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
                                                                               Common
                                                                               Stock,
                                                                               par
                                                                               value
Time option                                                                    $.01
(right to buy)      $7.60                                     8/9/95  1/25/07  per share 73,302            73,302    D
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                                                                               Common
                                                                               Stock,
                                                                               par
                                                                               value
Performance option                                                             $.01
(right to buy)      $7.60     5/17/01  M                10,000 (2)  1/25/07    per share 10,000            28,387(2)  D
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                                                                               Common
                                                                               Stock,
                                                                               par
                                                                               value
Time option                                                                    $.01
(right to buy)     $35.00                                      (3)  2/08/06    per share  5,000             5,000(3)  D
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                                                                               Common
                                                                               Stock,
                                                                               par
                                                                               value
Time option                                                                    $.01
(right to buy)    $17.0625                                      (4)  9/28/08   per share 66,000            66,000(4)  D
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                                                                               Common
                                                                               Stock,
                                                                               par
                                                                               value
Time option                                                                    $.01
(right to buy)     $14.00                                     2/28/05 2/28/10  per share 30,000            30,000    D
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                                                                               Common
                                                                               Stock,
                                                                               par
                                                                               value
Time option                                                                    $.01
(right to buy)      $8.56                                   12/15/02 12/15/10  per share 60,000            60,000    D
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
Explanation of Responses:
(1) Represents the number of units attributable to the reporting person's participation in the Company Stock Fund option of the UCAR Carbon Savings Plan.
(2) Performance options with respect to 10,472 shares originally granted on January 26, 1995 became exercisable by the reporting person on December 8, 1997 after the Board of Directors authorized immediate vesting of such shares. The remainder vested in January 2000.
(3) 2,500 of such options became exercisable on May 2, 1996 and 2,500 of such options became exercisable on August 28, 1997. In addition, the reporting person was granted 5,000 options which will vest upon the earlier of (i) the date on which the closing price of the Company's Common Stock has been at least $50 per share for the previous 20 consecutive trading days or (ii) February 8, 2004.
(4)Of such options, 22,000 vested on each of: May 21, 1999, July 14, 1999 and September 29, 1999.


/s/  Karen G. Narwold                                        June 5, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
     Karen G. Narwold, Attorney-in-Fact for
     Petrus J. Barnard

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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